UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 3)
CEPTON, INC.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

15673X 101
(CUSIP Number)

Satoshi Kabashima KOITO MANUFACTURING CO., LTD. 4-8-3, Takanawa, Minato-ku Tokyo 108-8711 Japan Telephone: +81-3-3447-5142
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [_]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15673X 101
1.	Names of Reporting Persons. KOITO MANUFACTURING CO., LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
6.	Citizenship or Place of Organization Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 19,624,741 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,624,741 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,624,741 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 12.6%*
14.	Type of Reporting Person (See Instructions) CO

* Based on 155,608,919 shares of Common Stock outstanding as of August 1, 2022, as reported in the Cepton, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 filed with the Securities and Exchange Commission on August 11, 2022.

Item 1. Security and Issuer

This statement constitutes Amendment Number 3 to the Schedule 13D (this “Statement”) relating to shares of common stock, par value $0.00001 per share (“Common Stock”), of Cepton, Inc., a Delaware corporation, whose principal executive offices are located at 399 West Trimble Road, San Jose, California 95131, and its designated business telephone number is (408) 459-7579 (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 18, 2022 (as amended from time to time, the “Initial Statement”) on behalf of the Reporting Person to furnish the additional information set forth herein. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following paragraph:

In consideration of the constructive discussions and the positive progress made during the initial period of exclusivity under the Exclusivity Agreement, on October 6, 2022, the Issuer and the Reporting Person entered into an agreement to extend the exclusivity period to 60 days after the date of the Exclusivity Agreement (the “Extension Agreement”). At this time, there can be no assurances that the Issuer will or will not enter into any definite agreements with the Reporting Person, issue any securities to the Reporting Person (including the CPS) or otherwise enter into any other strategic corporate transactions with the Reporting Person or, following expiration of the exclusivity period under the Extension Agreement (as it may be extended), any other third party.

A copy of the Extension Agreement is filed as Exhibit 99.3 to this Statement, and is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended by incorporating by reference in its entirety the extension agreement to the Exclusivity Agreement and the other matters set forth in Item 4 above.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.3	Exclusivity agreement extension letter, between the Reporting Person and the Issuer, dated as of October 6, 2022 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2022

KOITO MANUFACTURING CO., LTD.

By:	/s/ Hideharu Konagaya
Name:	Hideharu Konagaya
Title:	Senior Managing Director